File No. [ ]

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________

APPLICATION FOR AN ORDER PURSUANT TO SECTION 17(D) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”) AND RULE 17D–1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(D) OF THE ACT AND RULE 17D-1 UNDER THE ACT.

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DELAWARE WILSHIRE PRIVATE MARKETS MASTER FUND

DELAWARE WILSHIRE PRIVATE MARKETS FUND

DELAWARE WILSHIRE PRIVATE MARKETS TENDER FUND

One Freedom Valley Drive
Oaks, Pennsylvania 19456

DELAWARE MANAGEMENT COMPANY, A SERIES OF MACQUARIE INVESTMENT MANAGEMENT BUSINESS TRUST

2005 Market Street

Philadelphia, PA 19103

WILSHIRE ASSOCIATES INCORPORATED

1299 Ocean Avenue, Suite 700

Santa Monica, California 90401

BVK EUROPE OPPORTUNITIES FUND I, L.P.

BVK EUROPE OPPORTUNITIES FUND II, L.P.

SUMMIT HILL CREDIT FUND, L.P.

SUMMIT HILL REAL ASSETS FUND, L.P.

WILSHIRE BVV EUROPE VENTURE FUND, L.P. (SERIES I)

WILSHIRE BVV EUROPE, L.P. (SERIES I)

WILSHIRE BVV EUROPE, L.P. (SERIES II)

WILSHIRE BVV EUROPE, L.P. (SERIES III)

WILSHIRE BVV EUROPE, L.P. (SERIES IV)

WILSHIRE BVV EUROPE, L.P. (SERIES V)

WILSHIRE BVV U.S., L.P. (SERIES I)

WILSHIRE BVV U.S., L.P. (SERIES II)

WILSHIRE BVV U.S., L.P. (SERIES III)

WILSHIRE BVV U.S., L.P. (SERIES IV)

WILSHIRE BVV U.S., L.P. (SERIES V)

WILSHIRE BVV U.S., L.P. (SERIES VI)

WILSHIRE GLOBAL PRIVATE MARKETS FUND IX, L.P.

WILSHIRE PRIVATE CREDIT ANNUAL FUND SERIES, L.P.

WILSHIRE PRIVATE EQUITY ANNUAL FUND SERIES, L.P.

WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND I, L.P.

WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND II, L.P.

WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND III, L.P.

WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND IV, L.P.

WILSHIRE PRIVATE MARKETS REAL ESTATE FAMILY OFFICE FUND I, L.P.

1299 Ocean Avenue, Suite 700

Santa Monica, California 90401

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Please send all communications, notices and orders to:

Michael Beattie SEI Investments One Freedom Valley Drive Oaks, Pennsylvania 19456	Reena Lalji Wilshire Associates Incorporated 1299 Ocean Avenue, Suite 700 Santa Monica, California 90401

Copies to:

Sean Graber, Esq. Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103	David Connor Delaware Management Company 2005 Market Street Philadelphia, PA 19103

This Application (including Exhibits) contains 35 pages

April 1, 2020

I. INTRODUCTION

A. Requested Relief

The entities identified in Section I.B. below hereby request an order (the “Order”) pursuant to Section 17(d) of the Investment Company Act of 1940 (the “Act”)1 and Rule 17d-1 thereunder2 authorizing certain joint transactions that otherwise would be prohibited by Section 17(d) and Rule 17d-1.

In particular, the relief requested in this application (the “Application”) would allow one or more Regulated Funds (as defined below), including any Wholly Owned Investment Subs (as defined below) and/or one or more Affiliated Funds (as defined below) to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) and the Rules under the Act. All existing entities that currently intend to rely on the Order have been named as Applicants (as defined below) and any existing or future entities that may rely on the Order in the future will comply with its terms and Conditions set forth in this application.

B. Applicants Seeking Relief:

•	Delaware Wilshire Private Markets Master Fund (“Master Fund”);
•	Delaware Wilshire Private Markets Tender Fund (“Feeder Fund T”);
•	Delaware Wilshire Private Markets Fund (“Feeder Fund A,” together with Master Fund and Feeder Fund T, the “Existing Regulated Funds”);
•	Delaware Management Company, a series of Macquarie Investment Management Business Trust (“Macquarie,” on behalf of itself and its successors3);
•	Wilshire Associates Incorporated (“Wilshire,” on behalf of itself and its successors); and
•	The entities set forth in Schedule A hereto, each of which is an entity (i) whose primary investment adviser is Wilshire, and (ii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (each, together with each such entity’s direct and indirect wholly owned subsidiaries, an “Existing Affiliated Fund,” and collectively, the “Existing Affiliated Funds”) (the Existing Affiliated Funds, together with the Existing Regulated Funds, Macquarie, and Wilshire, the “Applicants”).

C. Defined Terms

“Adviser” means (i) Wilshire and (ii) any future investment adviser that controls, is controlled by or is under common control with Wilshire (each, a “Wilshire Adviser” and collectively, the “Wilshire Advisers”), is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), or is a relying adviser of an investment adviser that is registered under the Advisers Act and that controls, is controlled by or is under common control with Wilshire, is not a Regulated Fund (defined below) or a subsidiary of a Regulated Fund and intends to participate in the Co-Investment Program (defined below). The term Adviser includes a Wilshire Adviser serving as a sub-adviser to an Affiliated Fund (defined below) only if the Wilshire Adviser controls the entity. The term Adviser does not include any Primary Adviser (defined below) to an Affiliated Fund or a Regulated Fund whose sub-adviser is a Wilshire Adviser, except that such Primary Adviser is deemed to be an Adviser for purposes of Conditions 2(c)(iv) and 14 only. “Primary Adviser” means Macquarie and any future investment adviser that (i) controls, is controlled by or is under common control with Macquarie, (ii) is registered as an investment adviser under the Advisers Act, and (iii) is not an Adviser (as that term is defined herein). The Primary Adviser to an Affiliated Fund or a Regulated Fund whose sub-adviser is a Wilshire Adviser will not source any Potential Co-Investment Transactions under the requested Order.

[1]	Unless otherwise indicated, all section references herein are to the Act.

[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.

[3]	For the purposes of the requested Order, a “successor” means an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

“Affiliated Fund” means the Existing Affiliated Funds, any Future Affiliated Funds (as defined below), and any Future Wilshire Proprietary Accounts (as defined below).

“BDC” means a business development company as defined in Section 2(a)(48) of the Act.

“Board” means the board of trustees/directors of a Regulated Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies (defined below). If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum earnings before interest, taxes, depreciation and amortization (“EBITDA”) of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Trustees (defined below). The Independent Trustees of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

“Close Affiliate” means the Adviser, the Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Co-Investment Program” means the proposed co-investment program that would permit one or more Regulated Funds and/or one or more Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) and Rule 17d-1 by (i) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price;4 and (ii) making Follow-On Investments (as defined below).

“Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly Owned Investment Sub (defined below)) participated together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.

“Conditions” means the terms and conditions set forth in this Application.

[4]	The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933 (the “Securities Act”).

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Eligible Trustees” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act (treating any registered investment company or series thereof as a BDC for this purpose).

“Existing Affiliated Funds” are defined in Section I.B above, and described in Section II.E below.

“Follow-On Investment” means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Future Affiliated Fund” means any entity (i) whose investment adviser is an Adviser, (ii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act and (iii) that intends to participate in the Co-Investment Program.

“Future Regulated Fund” means a Future Closed-End Fund or Future Open-End Fund. “Future Closed-End Fund” means any future closed-end management investment company (i) that is registered under the Act, (ii) whose investment adviser is an Adviser (as defined herein) and (c) that intends to participate in the Co-Investment Program. “Future Open-End Fund” means any future open-end management investment company or future series of an open-end management investment company (a) that is registered under the Act, (b) whose investment adviser is an Adviser and (c) that intends to participate in the Co-Investment Program.

“Future Wilshire Proprietary Account” means any direct or indirect, wholly or majority-owned subsidiary of Wilshire, or any other Adviser (as defined herein), that is formed in the future that, from time to time, may hold various financial assets in a principal capacity.5

“Independent Trustee” means a member of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a)(19) of the Act. No Independent Trustee of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one or more Regulated Funds.

“JT No-Action Letters” means SMC Capital, Inc., SEC Staff No-Action Letter (pub. avail. Sept. 5, 1995); Massachusetts Mutual Life Insurance Company, SEC Staff No-Action Letter (pub. avail. June 7, 2000); and Massachusetts Mutual Life Insurance Company, SEC Staff No-Action Letter (pub. avail. July 28, 2000).

“Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act or under the Securities Exchange Act of 1934, as amended, and its most current report to shareholders.

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds (or its Wholly Owned Investment Sub) without obtaining and relying on the Order.

[5]	For the avoidance of doubt, neither the Regulated Funds, the Existing Affiliated Funds nor any Future Affiliated Funds shall be deemed to be Wilshire Proprietary Accounts for purposes of this Application.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction:

(i) in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters; or

(ii) in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

“Regulated Funds” means the Existing Regulated Funds and the Future Regulated Funds.

“Related Party” means (i) any Close Affiliate and (ii) in respect of matters as to which an Adviser has knowledge, any Remote Affiliate.

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

“Required Majority” means a required majority, as defined in Section 57(o) of the Act.6

“RIC” means a registered investment company that has elected to be treated for tax purposes as a “regulated investment company” under the Internal Revenue Code of 1986, as amended (the “Code”).

“Tradable Security” means a security that meets the following criteria at the time of Disposition:

(i) it trades on a national securities exchange or designated offshore securities market as defined in Rule 902(b) under the Securities Act;

(ii) it is not subject to restrictive agreements with the issuer or other security holders; and

(iii) it trades with sufficient volume and liquidity (findings as to which are documented by the Adviser to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by Section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

“Wholly Owned Investment Sub” means an entity (i) that is wholly owned by the applicable Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments and incur debt (which is or would be consolidated with other indebtedness of such Regulated Fund for financial reporting or Act compliance purposes) on behalf of such Regulated Fund; (iii) with respect to which Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this Application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act.

[6]	In the case of a Regulated Fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

II. APPLICANTS

A. Feeder Fund A and Feeder Fund T

Each of Feeder Fund A and Feeder Fund T is a Delaware statutory trust organized on March 13, 2020 under the laws of the State of Delaware, and will be a non-diversified, closed-end management investment company registered under the Act. Each of Feeder Fund A and Feeder Fund T has elected to be treated, beginning with its first taxable year ended March 31, 2021, and intends to qualify annually thereafter, as a RIC under Sub-Chapter M of the Code. Macquarie is the investment adviser of Feeder Fund A and Feeder Fund T. Wilshire is the investment sub-adviser of Feeder Fund A and Feeder Fund T.

Each of Feeder Fund A’s and Feeder Fund T’s Objectives and Strategies are to provide efficient access to the private markets with the goals of offering (a) broad, global private markets exposure, with diversification potential across private equity, real assets, private credit and alternative yield, (b) long-term capital appreciation, (c) current income through periodic distributions, and (d) prudent risk management. Each of Feeder Fund A and Feeder Fund T is a “feeder” fund in a “master-feeder” structure and intends to operate as a “fund of funds” to provide a means for investors to participate in investments in various alternative investment funds. Each of Feeder Fund A and Feeder Fund T pursues its investment objective by investing substantially all of its assets in the Master Fund.

Each of Feeder Fund A and Feeder Fund T has a Board, and a majority of the Board is comprised of members who are Independent Trustees. The Board is comprised of five trustees, four of which are Independent Trustees. No Independent Trustee will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than indirectly through share ownership (if any) in Feeder Fund A, Feeder Fund T or another Regulated Fund.

B. Master Fund

Master Fund is a Delaware statutory trust organized on March 13, 2020 under the laws of the State of Delaware, and will be a non-diversified, closed-end management investment company registered under the Act. Master Fund has elected to be treated, beginning with its first taxable year ended March 31, 2021, and intends to qualify annually thereafter, as a RIC under Sub-Chapter M of the Code. The Master Fund’s adviser is Macquarie and the Master Fund’s sub-adviser is Wilshire.

Master Fund’s Objectives and Strategies are to provide efficient access to the private markets with the goals of offering (a) broad, global private markets exposure, with diversification potential across private equity, real assets, private credit and alternative yield, (b) long-term capital appreciation, (c) current income through periodic distributions, and (d) prudent risk management by investing in (1) private equity investments consisting of buyout and venture capital; (2) private real assets investments consisting of real estate, energy, infrastructure, and natural resources; and (3) private credit investments consisting of direct lending, distressed debt, and mezzanine debt and may also include alternative yield strategies such as niche (sector) credit, specialized asset-based lending, risk transfer strategies, and intangible asset investments. Master Fund’s assets will be primarily invested in a diversified portfolio of investments, including interests in private markets funds acquired in primary transactions, interests in private markets funds acquired in secondary transactions, and direct co-investments.

Master Fund has a Board, and a majority of the Board is comprised of members who are Independent Trustees. The Board is comprised of five trustees, four of which are Independent Trustees. No Independent Trustee will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than indirectly through share ownership (if any) in Master Fund, Feeder Fund A, Feeder Fund T or another Regulated Fund.

C. Macquarie

Macquarie is a series of a Delaware statutory trust organized under the laws of the State of Delaware and registered with the Commission as an investment adviser under the Advisers Act. Macquarie serves as the investment adviser to the Existing Regulated Funds pursuant to an investment advisory agreement among Macquarie and the Existing Regulated Funds. Macquarie has engaged a sub-adviser, Wilshire,7 to identify investment opportunities and execute on its trading strategies subject to investment guidelines agreed to by Macquarie and Wilshire. Macquarie has established guidelines, monitoring and reporting procedures to evaluate the performance of Wilshire relative to the Existing Regulated Funds’ investment objectives, but is not responsible for making or ratifying any investment decisions made by Wilshire. Macquarie has delegated responsibility for the Co-Investment Program described herein to Wilshire and cannot cause the Existing Regulated Funds or any Affiliated Fund to enter into a Potential Co-Investment Transaction.

D. Wilshire

Wilshire, a corporation established under the laws of the State of California, is an investment adviser registered with the Commission under the Advisers Act. Macquarie is not an affiliated person (as defined in Section 2(a)(3) of the Act) of Wilshire. Wilshire identifies investment opportunities and executes on trading strategies for the Existing Regulated Funds, subject to investment guidelines agreed to by Macquarie and Wilshire. Macquarie has established guidelines, monitoring and reporting procedures to evaluate the performance of Wilshire. Wilshire has sole responsibility for causing the Existing Regulated Funds and any Affiliated Fund to enter into a Potential Co-Investment Transaction and is responsible for ensuring that Wilshire, the Existing Regulated Funds, and any Affiliated Funds comply with the Conditions of this Application.

E. Existing Affiliated Funds

The Existing Affiliated Funds are investment funds each of whose investment adviser is Wilshire and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act. A list of the Existing Affiliated Funds is included on Schedule A hereto. The Existing Affiliated Funds pursue strategies focused on investing in a portfolio of professionally managed private markets funds and select direct private markets investments.

III. REQUEST FOR ORDER

The Applicants respectfully request an Order of the Commission under Section 17(d) and Rule 17d-1 thereunder to permit, subject to the Conditions set forth below in this Application, a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

[7]	Wilshire will provide its investment advisory services to the Existing Regulated Funds under an investment sub-advisory agreement between Macquarie and Wilshire (as amended from time to time, the “Wilshire Sub-Advisory Agreement”). The Wilshire Sub-Advisory Agreement may be terminated, without the payment of penalty, upon 60 days’ notice by the Board of the Existing Regulated Funds or by a vote of the Existing Regulated Funds’ shareholders in accordance with Section 15(a) of the Act.

The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Section 17(d) and the Rules under the Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

Similar to the standard precedent used for the majority of co-investment applications, the Applicants seek relief that would permit Co-Investment Transactions in the form of initial investments, Follow-On Investments and Dispositions of investments in an issuer. In these cases, the terms and Conditions of this Application would govern the entire lifecycle of an investment with respect to a particular issuer, including both the initial investment and any subsequent transactions.

The Applicants also seek the ability to make Follow-On Investments and to dispose of investments in issuers where the Regulated Funds and Affiliated Funds did not make their initial investments in reliance on the Order. The Applicants seek this flexibility because the Regulated Funds and Affiliated Funds may, at times, invest in the same issuer without engaging in a prohibited joint transaction but then find that subsequent transactions with that issuer would be prohibited under the Act. Through the proposed “onboarding process,” discussed below, the Applicants would, under certain circumstances, be permitted to rely on the Order to complete subsequent Co-Investment Transactions on holdings in these issuers.

In Section A.1. below, the Applicants first discuss the overall investment process that would apply to initial investments under the Order as well as subsequent transactions with issuers. In Sections A.3. and A.4. below, the Applicants discuss additional procedures that apply to Follow-On Investments and Dispositions, including the onboarding process that applies when initial investments were made without relying on the Order.

A. Overview

The Adviser manages numerous private funds, public funds and separately managed accounts with a wide variety of mandates. These clients currently include registered investment companies that are regulated under the Act. The Adviser manages the assets entrusted to it by its clients in accordance with its fiduciary duty to those clients and, in the case of the registered investment companies, in accordance with the Act.

The Adviser is presented with numerous investment opportunities each year on behalf of their clients and must determine how to allocate those opportunities in a manner that, over time, is fair and equitable to all of their clients, and without violating the prohibitions on joint transactions included in Rule 17d-1. These investment opportunities may be joint transactions such that the Adviser may not include a Regulated Fund in the allocation if another Regulated Fund and/or any Affiliated Fund is participating. Once invested in a security, the Regulated Funds and Affiliated Funds often have the opportunity to either complete an additional investment in the same issuer or exit the investment in a transaction that may be a joint transaction. Currently, if a Regulated Fund and one or more Affiliated Funds are invested in an issuer, those funds may not participate in a Follow-On Investment or exit the investment if the terms of the transaction would be a prohibited joint transaction.

As a result, the Regulated Funds and Affiliated Funds are limited in the types of transactions in which they can participate with each other, and the Regulated Funds may have to forego transactions that would be beneficial to investors in the Regulated Funds or must invest on potentially less favorable terms. For these reasons, Applicants are seeking the relief requested by the Application for certain initial investments, Follow-On Investments, and Dispositions as described below.

The Applicants discuss the need for the requested relief in greater detail in Section III.C. below.

The Adviser has established rigorous processes for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and Dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions contained in the Order.

1. The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including Follow-On Investment and Disposition opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund’s Board when a Potential Co-Investment Transaction, Follow-On Investment or Disposition is being considered by one or more Regulated Funds, as provided by the Order.

(a) Identification and Consideration of Investment Opportunities

The Adviser is organized and managed such that portfolio management teams (“Investment Teams”) responsible for evaluating investment opportunities and making investment decisions on behalf of clients are promptly notified of the opportunities.

Opportunities for Potential Co-Investment Transactions (including Follow-On Investment and Disposition opportunities) may arise when investment advisory personnel become aware of investment opportunities that may be appropriate for one or more Regulated Funds and one or more Affiliated Funds. If the requested Order is granted, the Adviser will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Investment Teams responsible for the relevant Regulated Funds are promptly notified and receive information about the opportunities. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the relevant Investment Team responsible for that Regulated Fund receive sufficient information to allow the Regulated Fund’s Adviser to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).8 In addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Adviser receives such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser to each applicable Regulated Fund, working through the applicable Investment Team, will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances. A similar process would be adhered to for Follow-On Investments and Disposition opportunities.

[8]	Representatives from each Investment Team to a Regulated Fund are entitled to participate in each meeting of any Investment Team that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds’ Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Investment Team will receive the information required under Condition 1 in conjunction with its representatives’ participation in the relevant Investment Team.

Applicants believe that the use of Board-Established Criteria for each of the Regulated Funds is appropriate based on the size and scope of the Adviser’s advisory business. The Adviser considers a large number of investment opportunities, many of which would not be appropriate for one or more Regulated Funds. By using the Board-Established Criteria for a Regulated Fund, the Adviser will be able to limit the Potential Co-Investment Opportunities it considers for the Regulated Fund to objective, verifiable, and testable criteria established by the Regulated Fund’s Board. In addition to the other protections offered by the Conditions to the Application, using Board-Established Criteria in the allocation of Potential Co-Investment Transactions will further reduce the risk of subjectivity in the Adviser’s determination of whether an investment opportunity is appropriate for a Regulated Fund. In connection with the Board’s annual review of the continued appropriateness of any Board-Established Criteria under Condition 10, the Regulated Fund’s Adviser will provide information regarding any Co-Investment Transaction (including Follow-On Investments effected by the Regulated Fund that did not fit within the then-current Board-Established Criteria).

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Adviser to the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Adviser’s applicable written allocation policies and procedures (“Allocation Policy”) is structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund.

(b) Order Placement and Allocation

General. If, once notified of an investment opportunity, the Adviser to a Regulated Fund deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, it will, working through the applicable Investment Team(s), formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, the Adviser and the applicable Investment Team(s) may consider such factors, among others, as investment guidelines, issuer, industry and geographical concentration, Available Capital,9 investment horizon, and the Regulated Fund’s risk concentration policies.

Allocation Procedure. The relevant Investment Team will recommend the allocation for each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction or Follow-On Investment at the time such Potential Co-Investment Transaction or Follow-On Investment is approved by the Adviser’s Investment Committee. Thereafter, a representative of the applicable Investment Team will notify the allocation committee that coordinates and facilitates an order submission process with a designated representative of each applicable Investment Team of a Regulated Fund and Affiliated Fund to the extent such investment is consistent with its Board-Established Criteria and/or falls within its then-current investment objectives and strategies. An allocation log that includes the Investment Committee’s and/or allocation committee’s rationale is maintained by internal personnel at the Adviser. Prior to the External Submission (as defined below), each proposed order or investment amount may be reviewed and adjusted, in accordance with the Adviser’s Allocation Policy and with a view toward ensuring fairness and transparency, by the Investment Committee, consisting of legal, compliance, and operations personnel and representation from each applicable Investment Team.10 The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “Internal Order.” The final Internal Order with respect to any Regulated Fund will be submitted to the Eligible Trustees for approval by the Required Majority of such participating Regulated Fund(s) in accordance with the Conditions and as discussed in Section III.A.1(c) below.

[9]	“Available Capital” means the amount of each entity’s capital available for investment and will be determined (i) for each Regulated Fund, based on the amount of cash on hand, liquidity considerations, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix, risk-return and target-return profile, tax implications, regulatory or contractual restrictions or consequences, and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations, and (ii) for each Affiliated Fund, based on the amount of cash on hand, liquidity considerations, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix, risk-return and target-return profile, tax implications, regulatory or contractual restrictions or consequences, and other investment policies and restrictions set by the Affiliate Fund’s trustees/directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

[10]	The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of the Adviser.

For Potential Co-Investment Transactions, Follow-On Investment opportunities and Disposition opportunities, if the aggregate Internal Orders for an opportunity do not exceed the size of the investment opportunity immediately before the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed.

(i) For Co-Investment Transactions, if the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately before the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the Available Capital of each participating entity, as reflected in the Allocation Policy, in accordance with Condition 2.11

(ii) For Follow-On Investment opportunities, if the aggregate Internal Orders for a Follow-On Investment opportunity exceed the size of the opportunity immediately before the External Submission, then the allocation of the opportunity will be made pro rata on the basis the Available Capital of each participating entity, as reflected in the Allocation Policy, in accordance with Condition 8 or 9, as applicable.

(iii) For Standard Review Dispositions, if the aggregate Internal Orders for a Disposition opportunity exceed the size of the Disposition opportunity available immediately before the External Submission, then the allocation of the opportunity will be made pro rata on the basis of each participating entity’s holdings in the security of the issuer that is the subject of the Disposition immediately preceding the Disposition, in accordance with Condition 6. For Enhanced Review Dispositions, the Eligible Trustees will review and approve the Disposition, including the allocation of the opportunity, in accordance with Condition 7.

(iv) If, after that External Submission, the size of any opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Funds’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with the Allocation Policy. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

Compliance. The Applicants represent that the Adviser’s allocation review process is a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Adviser is following its Allocation Policies. The entire allocation process is monitored and reviewed by the legal and compliance team, led by the general counsel and chief compliance officer, and approved by the Board of each Regulated Fund.

[11]	The Adviser will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. The Adviser will provide the Eligible Trustees with information concerning the Affiliated Funds’ and Regulated Funds’ Available Capital to assist the Eligible Trustees with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

(c) Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, before the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order. The information provided to the Eligible Trustees about a Potential Co-Investment Transaction will include information about the Available Capital of such Regulated Fund and the other participating Regulated Funds and/or Affiliated Funds to assist the Eligible Trustees with their review of the investments by such Regulated Fund for compliance with the Allocation Policy, if applicable. Additionally, the Adviser will regularly review with the Board the Allocation Policy and how the Allocation Policy has been applied in the context of Co-Investment Transactions, Follow-on Investments and Dispositions made by each Regulated Fund.

A Regulated Fund may participate in Pro Rata Dispositions and Pro Rata Follow-On Investments without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2. Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. The settlement date for an Affiliated Fund in a Co-Investment Transaction, however, may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

3. Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer, then the terms and approval of the Follow-On Investment (hereinafter referred to as “Standard Review Follow-Ons”) would be subject to the process discussed in Section III.A.3(a) below and governed by Condition 8; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment (hereinafter referred to as “Enhanced Review Follow-Ons”) would be subject to the same “onboarding process” discussed in Section III.A.3(b) below and governed by Condition 9.

(a) Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate, immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Trustees in accordance with Condition 8(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of the Adviser and, therefore, do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

(b) Enhanced Review Follow-Ons

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

4. Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in Section III.A.4(a) below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.3(b) above and governed by Condition 7.

(a) Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c). A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition; and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Trustees.

In the case of a Tradable Security, approval of the required majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;12 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

(b) Enhanced Review Dispositions

One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.13 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

[12]	In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short-term assets (i.e., cash) to pay down long-term liabilities.

[13]	However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

5. Use of Wholly Owned Investment Subs

A Regulated Fund may, from time to time, form one or more Wholly Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Rule 17d-1. Applicants request that each Wholly Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Regulated Fund that owns it and that the Wholly Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

B. Applicable Law

1. Section 17(d)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.14

Macquarie is the investment adviser to the Existing Regulated Funds, and Wilshire is the investment sub-adviser to the Existing Regulated Funds. The Future Regulated Funds will be advised or sub-advised by a Wilshire Adviser. An Adviser may be deemed to control a Regulated Fund, and any other Adviser will be controlling, controlled by, or under common control with either Macquarie or a Wilshire Adviser. Thus, the Regulated Funds may be deemed to be under common control with each other, and thus affiliated persons of each other under Section 2(a)(3)(C) of the Act. In addition, a Wilshire Adviser is the investment adviser to each of the Affiliated Funds. The Future Affiliated Funds and Future Wilshire Proprietary Accounts will be advised or sub-advised by a Wilshire Adviser. As a result, the Affiliated Funds and Future Wilshire Proprietary Accounts may be deemed to be under common control with the Regulated Funds by virtue of having a Wilshire Adviser as an investment adviser, and thus may be deemed affiliated persons of each Regulated Fund under Section 2(a)(3)(C) of the Act.

[14]	See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question…”).

We are including Macquarie because they are, or will be, the Primary Adviser to a Regulated Fund or Affiliated Fund, however, Macquarie will be subject to Conditions 2(c)(iv) and 14 only. A Regulated Fund may engage an investment adviser or a sub-adviser other than a Wilshire Adviser that is a registered investment adviser. Such investment adviser or sub-adviser will neither identify nor recommend Potential Co-Investment Transactions to a Wilshire Adviser advising a Regulated Fund and will not be the source of any Potential Co-Investment Transactions under the requested Order. Further, the Co-Investment Program will be controlled by Wilshire because Wilshire will be responsible for monitoring and complying with the Conditions of the Order, subject to the oversight of the applicable Board. As a result, these relationships might cause a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds participating in Co-Investment Transactions to be subject to Section 17(d) of the Act, and thus subject to the provisions of Rule 17d-l of the Act.

2. Rule 17d-1

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.15 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d)…is to prevent…injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”16

[15]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.

[16]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) was designed to prevent would be addressed, and the standards for an order under Rule 17d-1 would be met.

C. Precedents

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies to co-invest with affiliated persons.17 Although the various precedents involved somewhat different formulae, the Commission has accepted, as a basis for relief from the prohibitions on joint transactions, use of allocation and approval procedures to protect the interests of investors in registered investment companies. Applicants submit that the approval and allocation procedures set forth in the Conditions for relief are consistent with the range of investor protections found in the orders we cite.

Applicants propose to limit the Potential Co-Investment Transactions of which the Adviser would be notified of to those investments that would be consistent with each fund’s then-current Objectives and Strategies and Board-Established Criteria, thus reducing unnecessary burdens that would otherwise be imposed on Applicants.

The Commission also has issued orders extending co-investment relief to proprietary accounts.18

[17]	See, e.g., Kayne Anderson MLP/Midstream Investment Company, et al. (File No. 812-14940), Release No. IC-33798 (Feb. 4, 2020) (order), Release No. IC-33742 (Jan. 8, 2020) (notice); Blackstone Alternative Alpha Fund, et al. (File No. 812-14967), Release No. IC-33738 (Dec. 30, 2019) (order), Release No. IC-33707 (Dec. 2, 2019) (notice); Partners Group (USA) Inc., et al. (File No. 812-14193-01), Release No. IC-32667 (July 6, 2017) (order), Release No. IC-32726 (June 1, 2017) (notice); Excelsior Private Markets Fund II (Master), LLC, et al. (File No. 812-14548-05, Release No. IC-32628 (May 8, 2017) (order), Release No. IC-32597 (April 10, 2017) (notice); Altegris KKR Commitments Master Fund, et al. (File No. 812-14410), Release No. IC-32319 (October 17, 2016) (order), Release No. IC-32261 (September 19, 2016) (notice); Triloma EIG Global Energy Fund, et al. (File No. 812-14429), Release No. IC-32132 (May 31, 2016) (order), Release No. IC-32106 (May 5, 2016) (notice); Crescent Capital BDC Inc., et al. (File No. 812-14454), Release No. IC-32056 (Mar. 29, 2016) (order), Release No. IC-32018 (Mar. 2, 2016) (notice); Business Development Corporation of America, et al. (File No. 812-14368), Release No. IC-31738 (Aug. 5, 2015) (order), Release No. IC-31598 (May 11, 2015) (notice); Garrison Capital Inc., et al. (File No. 812-14097), Release No. IC-31409 (Jan. 12, 2015) (order), Release No. IC-31373 (Dec. 15, 2014) (notice); TPG Specialty Lending, Inc., et al., (File No. 812-13980), Release No. IC-31379 (Dec. 16, 2014) (order), Release No. IC-31338 (Nov. 18, 2014) (notice); Monroe Capital Corporation, et al., (File No. 812-14028), Release No. IC-31286 (Oct. 15, 2014) (order), Release No. IC-31253 (Sept. 19, 2014) (notice).

[18]	See Kayne Anderson MLP/Midstream Investment Company, et al. (File No. 812-14940), Release No. IC-33798 (Feb. 4, 2020) (order), Release No. IC-33742 (Jan. 8, 2020) (notice); Medley Capital Corporation, et al., (File No. 812-14778) Investment Company Act Rel. Nos. 32809 (September 8, 2017) (notice) and 32850 (October 4, 2017) (order); Corporate Capital Trust, Inc., et al., Inv. Co. Act Rel. Nos. 32642 (May 22, 2017) (notice) and 32683 (June 19, 2017) (order); Corporate Capital Trust, Inc. et. al., (File No. 812-13844) Investment Company Act Rel. No. 30494 (April 25, 2013) (notice) and 30009 (May 21, 2013) (order); Harvest Capital Credit Corporation, et al., (File No. 812-14365) Investment Company Act Rel. No. 31860 (October 5, 2015) (notice) and 31930 (December 10, 2015) (order); and NF Investment Corp., et al., (File No. 812-14472) Investment Company Act Rel. No. 32340 (October 27, 2016) (notice) and 32362 (November 22, 2015) (order).

IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1, the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participating entity from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Adviser.

A. Potential Benefits

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d) and Rule 17d-1 should not prevent registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund has determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in a proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or to structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

B. Protective Representations and Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund’s Eligible Trustees must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act because there is no opportunity for overreaching by affiliates.

If the Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25% of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15. Applicants believe that this condition will ensure that the Independent Trustees will act independently in evaluating Co-Investment Transactions, because the ability of the Adviser or its principals to influence the Independent Trustees by a suggestion, explicit or implied, that the Independent Trustees can be removed if desired by the Holders will be limited significantly.

In sum, the Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V. CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1. Identification and Referral of Potential Co-Investment Transactions

(a) The Adviser will establish, maintain and implement policies and procedures reasonably designed to ensure that the Adviser is promptly notified of all Potential Co-Investment Transactions, Follow-On Investment opportunities and Disposition Opportunities19 that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

(b) When an Adviser to a Regulated Fund is notified of an opportunity under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

[19]	No Primary Adviser will be the source of any Potential Co-Investment Transactions under the requested Order.

2. Board Approvals of Co-Investment Transactions

(a) If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the Adviser to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each entity’s Available Capital, as described in Section III.A.1(b)(i) above, up to the amount proposed to be invested by each.

(c) After making the determinations required in Condition 1(b) above, the Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund and information concerning the Affiliated Funds’ and Regulated Funds’ Available Capital) to the Eligible Trustees of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii) the transaction is consistent with:

(A) the interests of the Regulated Fund’s shareholders; and

(B) the Regulated Fund’s then-current Objectives and Strategies;

(iii) the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A) the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Funds and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B) any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Trustees will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

(iv) the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect20 financial benefit to the Adviser, any other Regulated Fund, the Affiliated Funds, and Primary Adviser or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3. Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,21 a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5. Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6. Standard Review Dispositions.

(a) General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

[20]	For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

[21]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

(i) the Adviser to such Regulated Fund or Affiliated Fund22 will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b) Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

(c) No Board Approval Required. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i) (A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;23 (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in Section III.A.4.(a) above); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii) each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d) Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Trustees and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7. Enhanced Review Dispositions.

(a) General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

[22]	Any Future Wilshire Proprietary Account that is not advised by an Adviser will be itself deemed to be an Adviser for purposes of Conditions 6(a)(i), 7(a)(i), 8(a)(i) and 9(a)(i).

[23]	In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Disposition.

(iii) the Adviser will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b) Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Trustees, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i) the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv); and

(ii) the making and holding of the Pre-Boarding Investments were not prohibited by Rule 17d-1 and the basis for the finding in recorded in the Board minutes.

(c) Additional Requirements: The Disposition may only be completed in reliance on the Order if:

(i) Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Funds and any other Regulated Fund;

(ii) Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(iii) Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited Rule 17d-1;

(iv) Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial24 in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v) No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

[24]	In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

8. Standard Review Follow-Ons.

(a) General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the issuer of the proposed transaction at the earliest practical time; and

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b) No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i) (A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,25 immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in Section III.A.3.(a) above); or

(ii) it is a Non-Negotiated Follow-On Investment.

(c) Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Trustees and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition, the Eligible Trustees must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment as discuss in Section III.A.3.(a) above.

(d) Allocation. If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

[25]	To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

(ii) the aggregate amount recommended by the Adviser to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on each entity’s Available Capital, as described in Section III.A.1(b)(ii) above, up to the amount proposed to be invested by each.

(e) Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

9. Enhanced Review Follow-On Investments.

(a) General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the issuer of the proposed transaction at the earliest practical time;

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii) the Adviser will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b) Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Trustees, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that the Eligible Trustees review the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and a Required Majority makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund’s Eligible Trustees determines that the making and holding of the Pre-Boarding Investments were not prohibited by Rule 17d-1. The basis for the Board’s findings will be recorded in its minutes.

(c) Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

(i) Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(ii) Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Rule 17d-1;

(iii) Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial26 in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv) No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d) Allocation. If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Adviser to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on each entity’s Available Capital, as described in Section III.A.1(b)(ii) above, up to the amount proposed to be invested by each.

(e) Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

10. Board Reporting, Compliance and Annual Re-Approval.

(a) Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Trustees, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

[26]	See note 24, above.

(b) All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c) Each Regulated Fund’s chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of the application and the procedures established to achieve such compliance.

(d) The Independent Trustees will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

11. Recordkeeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12. Trustee Independence. No Independent Trustee of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund.

13. Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Adviser under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14. Transaction Fees.27 Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Adviser, the Primary Adviser(s), the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or (iii) in the case of the Adviser or Primary Adviser(s), investment advisory compensation paid in accordance with investment advisory, or subadvisory, agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser or subadvisor.

[27]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

15. Independence. If the Holders own in the aggregate more than 25% of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (a) the election of directors; (b) the removal of one or more directors; or (c) any other matter under either the Act or applicable state law affecting the Board’s composition, size or manner of election.

VI. PROCEDURAL MATTERS

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the governing documents of the Applicants, as applicable, and the undersigned persons of the Applicants are fully authorized to execute this Application. The resolutions of the Existing Regulated Funds Board are attached as Exhibit B to this Application in accordance with the requirements of Rule 0-2(c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit A to this Application.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is as stated on the first page of this Application. Applicants state that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

In accordance with Rule 0-5 under the Act, the Applicants request that the Commission issue the requested Order without holding a hearing.

IN WITNESS WHEREOF, pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 1st day of April, 2020.

DELAWARE WILSHIRE PRIVATE MARKETS MASTER FUND
DELAWARE WILSHIRE PRIVATE MARKETS FUND
DELAWARE WILSHIRE PRIVATE MARKETS TENDER FUND

By:	/s/ Michael Beattie
Name:	Michael Beattie
Title:	President

DELAWARE MANAGEMENT COMPANY, A SERIES OF MACQUARIE INVESTMENT MANAGEMENT BUSINESS TRUST

By:	/s/ Richard Salus
Name:	Richard Salus
Title:	Senior Vice President

WILSHIRE ASSOCIATES INCORPORATED

By:	/s/ Reena Lalji
Name:	Reena Lalji
Title:	General Counsel

BVK EUROPE OPPORTUNITIES FUND I, L.P.

BVK EUROPE OPPORTUNITIES FUND II, L.P.

SUMMIT HILL CREDIT FUND, L.P.

SUMMIT HILL REAL ASSETS FUND, L.P.

WILSHIRE BVV EUROPE VENTURE FUND, L.P. (SERIES I)

WILSHIRE BVV EUROPE, L.P. (SERIES II)

WILSHIRE BVV EUROPE, L.P. (SERIES III)

WILSHIRE BVV EUROPE, L.P. (SERIES IV)

WILSHIRE BVV EUROPE, L.P. (SERIES V)

WILSHIRE BVV U.S., L.P. (SERIES I)

WILSHIRE BVV U.S., L.P. (SERIES II)

WILSHIRE BVV U.S., L.P. (SERIES III)

WILSHIRE BVV U.S., L.P. (SERIES IV)

WILSHIRE BVV U.S., L.P. (SERIES V)

WILSHIRE BVV U.S., L.P. (SERIES VI)

WILSHIRE GLOBAL PRIVATE MARKETS FUND IX, L.P.

WILSHIRE PRIVATE CREDIT ANNUAL FUND SERIES, L.P.

WILSHIRE PRIVATE EQUITY ANNUAL FUND SERIES, L.P.

WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND I, L.P.

WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND II, L.P.

WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND III, L.P.

WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND IV, L.P.

WILSHIRE PRIVATE MARKETS REAL ESTATE FAMILY OFFICE FUND I, L.P.

By:	/s/ Reena Lalji
Name:	Reena Lalji
Title:	Authorized Person

SCHEDULE A

Existing Affiliated Funds

BVK EUROPE OPPORTUNITIES FUND I, L.P.

BVK EUROPE OPPORTUNITIES FUND II, L.P.

SUMMIT HILL CREDIT FUND, L.P.

SUMMIT HILL REAL ASSETS FUND, L.P.

WILSHIRE BVV EUROPE VENTURE FUND, L.P. (SERIES I)

WILSHIRE BVV EUROPE, L.P. (SERIES I)

WILSHIRE BVV EUROPE, L.P. (SERIES II)

WILSHIRE BVV EUROPE, L.P. (SERIES III)

WILSHIRE BVV EUROPE, L.P. (SERIES IV)

WILSHIRE BVV EUROPE, L.P. (SERIES V)

WILSHIRE BVV U.S., L.P. (SERIES I)

WILSHIRE BVV U.S., L.P. (SERIES II)

WILSHIRE BVV U.S., L.P. (SERIES III)

WILSHIRE BVV U.S., L.P. (SERIES IV)

WILSHIRE BVV U.S., L.P. (SERIES V)

WILSHIRE BVV U.S., L.P. (SERIES VI)

WILSHIRE GLOBAL PRIVATE MARKETS FUND IX, L.P.

WILSHIRE PRIVATE CREDIT ANNUAL FUND SERIES, L.P.

WILSHIRE PRIVATE EQUITY ANNUAL FUND SERIES, L.P.

WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND I, L.P.

WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND II, L.P.

WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND III, L.P.

WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND IV, L.P.

WILSHIRE PRIVATE MARKETS REAL ESTATE FAMILY OFFICE FUND I, L.P.

EXHIBIT A

VERIFICATION

The undersigned states that he has duly executed the attached application dated April 1, 2020 for and on behalf of Delaware Wilshire Private Markets Master Fund, Delaware Wilshire Private Markets Fund, and Delaware Wilshire Private Markets Tender Fund in his capacity as President of such entities and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Michael Beattie
Name:	Michael Beattie
Title:	President

The undersigned states that he has duly executed the attached application dated April 1, 2020 for and on behalf of Delaware Management Company, a series of Macquarie Investment Management Business Trust, in his capacity as Senior Vice President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Richard Salus
Name:	Richard Salus
Title:	Senior Vice President

The undersigned states that she has duly executed the attached application dated April 1, 2020 for and on behalf of Wilshire Associates Incorporated, in her capacity as General Counsel of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Reena Lalji
Name:	Reena Lalji
Title:	General Counsel

The undersigned states that she has duly executed the attached application dated April 1, 2020 for and on behalf of BVK Europe Opportunities Fund I, L.P., BVK Europe Opportunities Fund II, L.P., Summit Hill Credit Fund, L.P., Summit Hill Real Assets Fund, L.P., Wilshire BVV Europe Venture Fund, L.P. (Series I), Wilshire BVV Europe, L.P. (Series I), Wilshire BVV Europe, L.P. (Series II), Wilshire BVV Europe, L.P. (Series III), Wilshire BVV Europe, L.P. (Series IV), Wilshire BVV Europe, L.P. (Series V), Wilshire BVV U.S., L.P. (Series I), Wilshire BVV U.S., L.P. (Series II), Wilshire BVV U.S., L.P. (Series III), Wilshire BVV U.S., L.P. (Series IV), Wilshire BVV U.S., L.P. (Series V), Wilshire BVV U.S., L.P. (Series VI), Wilshire Global Private Markets Fund IX, L.P., Wilshire Private Credit Annual Fund Series, L.P., Wilshire Private Equity Annual Fund Series, L.P., Wilshire Private Markets Family Office Fund I, L.P., Wilshire Private Markets Family Office Fund II, L.P., Wilshire Private Markets Family Office Fund III, L.P., Wilshire Private Markets Family Office Fund IV, L.P., and Wilshire Private Markets Real Estate Family Office Fund I, L.P., in her capacity as an Authorized Person of such entities and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Reena Lalji
Name:	Reena Lalji
Title:	Authorized Person

EXHIBIT B

DELAWARE WILSHIRE PRIVATE MARKETS MASTER FUND

DELAWARE WILSHIRE PRIVATE MARKETS FUND

DELAWARE WILSHIRE PRIVATE MARKETS TENDER FUND

(each, a “Trust”)

RESOLUTIONS ADOPTED BY THE BOARD OF TRUSTEES OF EACH TRUST

Approval of Filing of Co-Investment Exemptive Application

VOTED:	That each Trust’s filing of an application pursuant to section 17(d) of the 1940 Act and Rule 17d-1 thereunder to permit the Trust to participate in certain transactions with certain affiliates (the “Co-Investment Exemptive Application”) be, and it hereby is, approved.

VOTED:	That each Trust’s President, any Vice President, the Treasurer and the Secretary are, and each of them acting singly hereby is, authorized to execute and file or cause to be filed in the name and on behalf of the Trust with the SEC any amendments to the Co-Investment Exemptive Application and to take such other action as the officer or officers so acting may consider necessary or desirable, the execution of any such documents or the taking of any such action to be conclusive evidence of its authorization hereby.